Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/28/2013	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302

13035743

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone)
   (201) 499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Christopher Solgan (Name) Senior Regulatory Counsel (Title) (201) 499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Christopher Solgan
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, New Jersey 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA
   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/28/2013 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Christopher Solgan, Senior Regulatory Counsel (Printed Name and Title)

Subscribed and sworn before me this 28th day of March (Month), 2013 (Year) by Philip J. Asaro (Notary Public)

My Commission expires May 16, 2015 County of Suffolk State of New York

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

PHILIP J. ASARO
Notary Public - State of New York
No. 01AS6241142
Qualified in Suffolk County
My Commission Expires May 16, 2015
Certificate filed in New York County

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from March 28, 2012 through March 27, 2013)

Current Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Vice President, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Philip M. Pinc	General Counsel, Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Current Officers (cont'd):

Christopher Solgan	Senior Regulatory Counsel Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange
Wendy Fumagalli	Vice President, Finance and Accounting Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange

Former Officers:

Paul P. Smith	Vice President, Regulation Ceased Employment on October 26, 2012. Former employee of the Exchange.
Stephanie Marrin	Assistant Vice President, Regulation Ceased Employment April 2, 2012. Former Employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.

Current Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
Craig Drill	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Current term commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Former Directors:

John Procopion — Service commenced on December 31, 2010 and expired December 31, 2013. Former ETP Holder Director.

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), service commenced 2/10/12
Thomas O'Mara, service commenced 2/10/12
John Faso, service commenced 2/10/12
Kathleen Hamm, service commenced 2/10/12
Gerald T. Connell, service commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Governance & Nominating Committee
Current Members
John Faso (Chairman), service commenced 2/10/12
David Harris, service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), service commenced 12/30/11
Jeffrey Brown, service commenced 03/27/13
Andrew O'Hara, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12
Jeffery Shaw, term ended 03/27/13

Audit Committee
Current Members
Michael Szymanski (Chairman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Antoine Shagoury, service commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Business Conduct Committee
Current Members
Elizabeth H. Baird, service commenced 6/28/12
Richard Y. Roberts, service commenced 6/28/12
Anthony Seisser, service commenced 6/28/12

Appeals Committee
Current Members
Thomas O'Mara, service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12

Chris Solgan

From: Phil Pinc
Sent: Wednesday, March 27, 2013 12:35 PM
To: Chris Solgan
Subject: Form 1 Amendment

Hi Chris, the following NSX committee membership changes were approved by the Board today, I think a Form 1 amendment will need to be filed to reflect this (all effective today, 3/27/13):

1. ETP Holder Director Nominating Committee: Jeff Brown and Andy O'Hara were added, Jeff Shaw was removed
2. Governance & Nominating Committee: Jeff Brown was added
3. Appeals Committee: Jeff Brown was added

Thanks.

Phil Pinc
General Counsel, VP & Secretary


NSX
National Stock
Exchange

440 South LaSalle Street, Suite 2600
Chicago, IL 60605
312-913-5918
(fax) 312-803-9613
phil.pinc@nsx.com